

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 11, 2024

Robert McAllister
Principal Executive Officer
Enertopia Corp.
1873 Spall Rd. #7
Kelowna, British Columbia
Canada, V1Y4R2

> **Re: Enertopia Corp.**
> **Form 10-K/A for the Fiscal Year ended August 31, 2023**
> **Filed February 1, 2024**
> **File No. 000-51866**

Dear Robert McAllister:

We have reviewed your February 27, 2024 response to our comment letter and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

Form 10-K/A for the Fiscal Year ended August 31, 2023

Properties, page 12

1. We note your response to prior comment 3, acknowledging your responsibility to file a technical report summary to support your disclosures of mineral resources. Please submit the technical report summary for our review, along with your response. If the report is not yet available, advise us of the status of the work and the timeframe for completion.

2. We note that you have proposed some revisions in response to prior comment 4, regarding assumptions underlying your estimates of resources. However, these continue to omit some of the required content. Please further modify your proposed disclosures to include (i) the point of reference in which the estimates of mineral resources were calculated, and (ii) the mineral price assumptions to comply with Item 1304(d)(1) of Regulation S-K.

Robert McAllister
Enertopia Corp.
March 11, 2024
Page 2

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation